mEinstein, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
mEinstein, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statements of changes in member and shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 5, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,171	158
Advances to Shareholders	24,000	24,000
Total Current Assets	25,171	24,158
TOTAL ASSETS	25,171	24,158
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	16,138	-
Total Current Liabilities	16,138	-
TOTAL LIABILITIES	16,138	-
EQUITY		
Common Stock	925	-
Preferred Stock	22	-
Additional Paid in Capital	138,264	-
Member's Capital	-	100,718
Accumulated Deficit	(130,179)	(76,560)
Total Equity	9,033	24,158
TOTAL LIABILITIES AND EQUITY	25,171	24,158

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	6,432	34,119
General and Administrative	47,187	42,441
Total Operating Expenses	53,619	76,560
Operating Income (loss)	(53,619)	(76,560)
Provision for Income Tax	-	-
Net Income (loss)	(53,619)	(76,560)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(53,619)	(76,560)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	16,138	-
Equity-based Compensation	19,716	119
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	35,854	119
Net Cash provided by (used in) Operating Activities	(17,765)	(76,441)
INVESTING ACTIVITIES		
Advances to Shareholder	-	(24,000)
Net Cash provided by (used in) Investing Activities		(24,000)
FINANCING ACTIVITIES		
Issuance of Common Stock	925	-
Issuance of Preferred Stock	22	-
Member's Capital	-	100,599
Additional Paid in Capital	17,830	-
Net Cash provided by (used in) Financing Activities	18,777	100,599
Cash at the beginning of period	158	-
Net Cash increase (decrease) for period	1,012	158
Cash at end of period	1,171	158

	Statement of Changes in Member and Shareholder Equity										
	Common Membership Interest		Series Seed Preferred Membership Interest		Common Stock		Series Seed Preferred Stock				
	# of Units	$ Amount	# of Units	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Member/ Shareholder Equity
Beginning Balance at 2/19/20 (Inception)	-	-	-	-	-	-	-	-	-	-	-
Capital Contributions	9,250,000	599	222,222	100,000	-	-	-	-	-	-	100,599
Share-Based Compensation	-	119	-	-	-	-	-	-	-	-	119
Net Income (Loss)	-	-	-	-	-	-	-	-	-	(76,560)	(76,560)
Ending Balance 12/31/2020	9,250,000	718	222,222	100,000	-	-	-	-	-	(76,560)	24,158
Re-allocation due to Conversion to Corporation	(9,250,000)	(718)	(222,222)	(100,000)	9,250,000	718	222,222	22	99,978	-	-
Share-Based Compensation	-	-	-	-	-	-	-	-	19,716	-	19,716
Additional Paid in Capital	-	-	-	-	-	207	-	-	18,570	-	18,777
Net Income (Loss)	-	-	-	-	-	-	-	-	-	(53,619)	(53,619)
Ending Balance 12/31/2021	-	-	-	-	9,250,000	925	222,222	22	138,264	(130,179)	9,032

mEinstein, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

mEinstein, Inc. ("the Company") was originally formed in Delaware on February 19th, 2020 as a Limited Liability Company prior to converting to a corporation in July 2021. The Company plans to generate revenue by creating national and worldwide connections between consumers, products, and services, as well as by creating a marketplace of data that enables users to monetize personal data and buyers to acquire clean generated data. Company's headquarters are located in Boston, Massachusetts, as well as the Company's clients in its initial stages.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In January 2021, the Company authorized an Equity Incentive Plan for the purposes of attracting and retaining talent. In November 2020, the Company granted its advisor the option to purchase 153,333 shares of Common Stock at a price per share equal to the lesser of i) $1.46 per share and ii) 95% of the pre-money valuation on a $/share basis of the Company's seed round fundraising effort. 102,222 shares shall vest immediately with the remaining 51,111 shares vesting at rate of 24 equal monthly installments. In January 2021, the Company granted an additional 1,000,000 shares of Common Stock to its employees with an exercise price of $0.10 per share. One-third of these shares shall vest immediately, followed by 1/3rd on the first anniversary, and remaining 1/3rd on the second anniversary.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020		
Granted	153,333	$ -
Vested	(104,352)	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2020	48,981	$ -
Granted	1,000,000	$ -
Vested	(358,888)	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2021	690,094	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

In 2020, the Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the Company's owners. As such, no provision for income tax was recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2020, the Company advanced funds to its CEO in the amount of $24,000 bearing no interest rate nor maturity date. The ending balance of this advance was $24,000 as of December 31, 2020 and 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

No debt.

NOTE 6 – EQUITY

In 2020, the Company was a multi-member LLC with a two classes of ownership interest. Profits and losses were allocated to members in accordance with the operating agreement.

In 2021. the Company has authorized 15,000,000 shares of Common Stock with a par value of $0.0001 per share. 9,250,000 Common Membership Units were issued and outstanding as of 2020 prior to converting to 9,250,000 shares of Common Stock in July 2021, which were outstanding as of December 31, 2021.

In 2021, the Company has authorized 1,225,000 shares of Preferred Stock with a par value of $0.0001 per share. 222,222 shares shall be designated as Series Seed Preferred Stock, and 929,254 shall be designated as Series A Preferred Stock (collectively referred to as "Preferred Stock"). 222,000 Series Seed Preferred Membership Units were issued and outstanding as of 2020 prior to converting to 222,000 shares of Series Seed Preferred Stock in July 2021, which were outstanding as of December 31, 2021.

Common Shareholders are entitled to one vote and can receive dividends at the discretion of the Board of Directors as long as Preferred Shareholders receive a dividend as well.

Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred Shareholders can vote and receive dividends at the discretion of the Board of Directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole

number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder. In the event of voluntary or involuntary liquidation, dissolution, or winding up of the Company, Preferred Shareholders have preference over Common Shareholders to any assets available for distribution.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 5, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.